Exhibit 99.1

Yiren Digital Reports Third Quarter 2025 Financial Results

BEIJING, Nov. 25, 2025 /PRNewswire/ -- Yiren Digital Ltd. (NYSE: YRD) ("Yiren Digital" or the "Company"), a leading fintech company specializing in digital consumer lending, insurance and financial technology innovation across China and Southeast Asia, today announced its unaudited financial results for the quarter ended September 30, 2025.

Third Quarter 2025 Operational Highlights

Financial Services Business

•	Total loans facilitated in the third quarter of 2025 reached RMB20.2 billion (US$2.8 billion), representing an increase of 51% compared to RMB13.4 billion in the same period of 2024 and remaining stable compared to RMB20.3 billion in the second quarter of 2025.
•	Cumulative number of borrowers served reached 14,006,873 as of September 30, 2025, representing an increase of 3% from 13,536,838 as of June 30, 2025, and increase of 21% compared to 11,611,899 as of September 30, 2024.
•	Number of borrowers served in the third quarter of 2025 was 1,335,978, representing a decrease of 18% compared to 1,637,912 in the second quarter of 2025 and a decrease of 11% compared to 1,498,020 in the same period of 2024. The decrease was due to our strategic tightening of our credit policy amid industry-wide credit risk fluctuations.
•	Outstanding balance of performing loans facilitated reached RMB34.2 billion (US$4.8 billion) as of September 30, 2025, representing an increase of 10% from RMB31.2 billion as of June 30, 2025 and an increase of 50% compared to RMB22.8 billion as of September 30, 2024.

Insurance Brokerage Business

•	Gross written premiums in the third quarter of 2025 were RMB1,148.0 million (US$161.3 million), representing an increase of 35% from RMB850.1 million in the second quarter of 2025 and 15% decrease compared to RMB1,351.3 million in the same period of 2024. The increase was attributed to the accelerating growth of our internet insurance business as well as the strong performance of renewal premiums.
•	Annualized insurance premiums of internet insurance products were RMB196.2 million (US$27.6 million), representing an increase of 204% from RMB64.5 million in the second quarter of 2025.

"We delivered a stable and resilient quarter amid industry-wide challenges," said Mr. Ning Tang, Chairman and Chief Executive Officer. "Through adaptive risk management measures and business diversification — including the growth of our high-potential online insurance business — we have demonstrated our ability to manage risk in a challenging environment."

"As part of our ongoing transformation, we advanced our agentic AI capabilities to improve process efficiency and unit economics. These innovations are now helping to mitigate the margin pressure associated with the current credit cycle."

"We maintain a healthy and ample cash position and are driving the turnaround of the insurance business with the new internet insurance strategy. Our balance sheet remained robust with total cash, cash equivalents, and restricted cash of RMB4.3 billion. This provides us with the financial flexibility to invest in our next generation of fintech." Mr. William Hui, Chief Financial Officer commented.

Third Quarter 2025 Financial Results

Total net revenue in the third quarter of 2025 was RMB1,555.0 million (US$218.4 million), representing an increase of 5% from RMB1,479.1 million in the third quarter of 2024. Particularly, in the third quarter of 2025, revenue from financial services business was RMB1,423.2 million (US$199.9 million), representing an increase of 70% from RMB836.2 million in the same period of 2024. The increase was attributed to persistent demand for our small revolving loan products, as well as a growing repeat borrowing rate among existing borrowers. The financial service revenue accounts for 92% of the total net revenue. Revenue from insurance brokerage business was RMB84.2 million (US$11.8 million), representing a decrease of 2% from RMB85.5 million in the third quarter of 2024. The decrease was attributable to lower overall commission rates from the traditional line. Net revenue from other business was RMB47.5 million (US$6.7 million), compared with the revenue of RMB557.4 million in the third quarter of 2024. The decrease was mainly attributed to our strategic decision to wind down the historical "consumption and lifestyle" segment announced in the fourth quarter of 2024.

Sales and marketing expenses in the third quarter of 2025 were RMB331.8 million (US$46.6 million), compared to RMB335.6 million in the same period of 2024.

Origination, servicing and other operating costs in the third quarter of 2025 were RMB149.9 million (US$21.1 million), compared to RMB205.9 million in the same period of 2024. This decrease was primarily due to 27% decrease in origination and service expense from the financial services and lower commission costs from our insurance brokerage business.

Research and development expenses in the third quarter of 2025 were RMB91.5 million (US$12.9 million), compared to RMB150.8 million in the same period of 2024. The decrease in R&D expenses was due to the one-off system development project from 2024.

General and administrative expenses in the third quarter of 2025 were RMB104.4 million (US$14.7 million), compared to RMB80.1 million in the same period of 2024. The increase was primarily due to increase in personnel related costs to strengthen our risk management and fund the plan for new business initiatives.

Allowance for contract assets, receivables and others in the third quarter of 2025 was RMB229.4 million (US$32.2 million), compared to RMB94.9 million in the same period of 2024. The increase was driven by higher receivables from loan facilitation services and guarantee services, fueled by growing loan volume.  Additionally, due to the increase in self-funded loan balance in the third quarter of 2025, the balance of financing receivables increased from RMB 17.5 million to RMB 1.1 billion.

Provision for contingent liabilities in the third quarter of 2025 was RMB459.8 million (US$64.6 million), compared to RMB272.4 million in the same period of 2024. The increase was attributable to increase in loan volume facilitated under risk-taking model. [1]

Fair value adjustments gain in the third quarter of 2025 was a gain of RMB161.3 million (US$22.7 million) compared to a gain of RMB36.4 million in the same period of 2024. The increase was mainly due to the fair value change in crypto assets, driven by an increase in the price of Ethereum.

Income tax expense in the third quarter of 2025 was RMB56.1 million (US$7.9 million).

Net income in the third quarter of 2025 was RMB317.6 million (US$44.6 million), as compared to RMB355.4 million in the same period in 2024. The decrease was primarily due to substantial upfront provisions — required by accounting principles for our growing loan volume under the "risk-taking model" — coupled with a declining fee rate of loan-facilitation business following the new regulations as well as a decreasing commission rate in our insurance brokerage business. The industry-wide fluctuations in asset quality and our conservative risk assumptions are also attributed to the overall declined profitability.

[1] The risk-taking model refers to the framework in which we assume the credit risk for the loans facilitated on our platform.

Adjusted EBITDA[2] (non-GAAP) in the third quarter of 2025 was RMB236.8 million (US$33.3 million), compared to RMB380.9 million in the same period of 2024 and RMB351.4 million in the second quarter of 2025.

Basic and diluted income per ADS in the third quarter of 2025 were RMB3.6472 (US$0.5124) and RMB3.6270 (US$0.5094) respectively, compared to a basic income per ADS of RMB4.0618 and a diluted income per ADS of RMB4.0384 in the same period of 2024.

Net cash used in operating activities in the third quarter of 2025 was RMB5.5 million (US$0.8 million), compared to RMB50.4 million generated from operating activities in the same period of 2024.

Net cash used in investing activities in the third quarter of 2025 was RMB707.6 million (US$99.4 million), compared to RMB1,859.6 million in the same period of 2024.

Net cash provided by financing activities in the third quarter of 2025 was RMB529.7 million (US$74.4 million), compared to RMB22.2 million used in financing activities in the same period of 2024.

As of September 30, 2025, cash and cash equivalents were RMB3,864.9 million (US$542.9 million), compared to RMB4,098.9 million as of June 30, 2025. As of September 30, 2025, the balance of financial investment was RMB498.8 million (US$70.1 million), compared to RMB418.9 million as of June 30, 2025.

Delinquency rates[3]. As of September 30, 2025, the delinquency rates for loans that are past due for 1-30 days, 31-60 days and 61-90 days were 2.7%, 1.7% and 1.4%, respectively, compared to 1.7%, 1.1% and 1.0%, respectively, as of June 30, 2025.

Business Outlook

Based on the Company's preliminary assessment of business and market conditions, the Company projects the total revenue in the fourth quarter of 2025 to be between RMB1.4 billion and RMB1.6 billion, driven by loan growth from domestic market and international markets, and further market penetration into new customer segment.

This is the Company's current and preliminary view, which is subject to changes and uncertainties.

[2] "Adjusted EBITDA" is a non-GAAP financial measure. For more information on this non-GAAP financial measure, please see the section of "Operating Highlights and Reconciliations of GAAP to Non-GAAP Measures" and the table captioned "Reconciliations of Adjusted EBITDA" set forth at the end of this press release.
[3] "Delinquency rates" refers to the outstanding principal balance of loans that were 1-30 days, 31-60 days and 61-90 days past due as a percentage of the total performing outstanding principal balance of loans as of a specific date. Loans originating outside mainland China are not included in the calculation. We define a performing loan as one that is being repaid according to the agreed terms and has not become delinquent for more than 90 days.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses several non-GAAP financial measures, such as adjusted EBITDA and adjusted EBITDA margin as supplemental measures to review and assess operating performance. We believe these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The non-GAAP financial measures have limitations as analytical tools. Other companies, including peer companies in the industry, may calculate these non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. See "Operating Highlights and Reconciliation of GAAP to Non-GAAP measures" at the end of this press release.

Currency Conversion

This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.1190 to US$1.00, the effective noon buying rate on September 30, 2025, as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call

Yiren Digital's management will host an earnings conference call at 7:00 a.m. U.S. Eastern Time on November 25, 2025 (or 8:00 p.m. Beijing/Hong Kong Time on November 25, 2025).

Participants who wish to join the call should register online in advance of the conference at:
https://dpregister.com/sreg/10204584/1005e60b0b0

Once registration is completed, participants will receive the dial-in details for the conference call.

Additionally, a live and archived webcast of the conference call will be available at:
https://event.choruscall.com/mediaframe/webcast.html?webcastid=yBd8FS50

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yiren Digital's control. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yiren Digital's ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yiren Digital's ability to meet the standards necessary to maintain the listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yiren Digital's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yiren Digital does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yiren Digital

Yiren Digital Ltd. is a leading fintech company specializing in digital consumer lending, insurance, and financial technology innovation across China and Southeast Asia. The Company leverages advanced artificial intelligence and emerging technologies to enhance customer experience, optimize capital efficiency, and expand financial inclusion. With the recent launch of its Magicube Agent Platform and its strategic entry into digital asset business, Yiren Digital is building a new growth engine to become an AI-powered and blockchain-enabled global fintech leader. For more information, please visit https://ir.yiren.com.

Unaudited Condensed Consolidated Statements of Operations
(in thousands, except for share, per share and per ADS data, and percentages)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2024	June 30, 2025	September 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net revenue:
Loan facilitation services	600,899	874,584	611,859	85,947	1,972,726	2,228,837	313,083
Post-origination services	1,421	10,463	2,617	368	4,483	14,824	2,082
Guarantee services	136,746	316,942	458,363	64,386	222,533	1,093,702	153,631
Financing services	31,448	65,821	67,850	9,531	61,688	175,558	24,661
Insurance brokerage services	85,530	58,137	84,228	11,831	301,982	213,825	30,036
Electronic commerce services	546,366	93,962	32,555	4,573	1,572,943	310,590	43,629
Others	76,678	232,191	297,492	41,788	217,353	724,253	101,735
Total net revenue	1,479,088	1,652,100	1,554,964	218,424	4,353,708	4,761,589	668,857
Operating costs and expenses:
Sales and marketing	335,647	345,166	331,758	46,602	897,971	953,876	133,990
Origination,servicing and other operating costs	205,913	160,859	149,911	21,058	685,725	535,508	75,223
Research and development	150,840	107,693	91,514	12,855	247,173	285,161	40,056
General and administrative	80,097	78,862	104,420	14,668	232,441	279,119	39,208
Allowance for contract assets, receivables and others	94,913	214,698	229,355	32,217	320,532	596,858	83,840
Provision for contingent liabilities	272,406	385,674	459,783	64,585	618,589	1,256,220	176,460
Total operating costs and expenses	1,139,816	1,292,952	1,366,741	191,985	3,002,431	3,906,742	548,777
Other income:
Investment income *	1,101	2,245	3,791	532	11,812	8,008	1,125
Interest income	20,776	22,353	19,704	2,768	62,446	64,291	9,031
Fair value adjustments gain	36,423	28,018	161,328	22,662	90,597	130,970	18,397
Others, net	2,535	14,084	644	91	3,201	15,403	2,163
Total other income	60,835	66,700	185,467	26,053	168,056	218,672	30,716
Income before provision for income taxes	400,107	425,848	373,690	52,492	1,519,333	1,073,519	150,796
Share of results of equity investees	-	(4,431)	-	-	-	(4,560)	(641)
Income tax expense	44,665	63,877	56,053	7,874	268,480	146,276	20,547
Net income	355,442	357,540	317,637	44,618	1,250,853	922,683	129,608

Weighted average number of ordinary shares outstanding, basic	175,018,644	172,907,793	174,179,898	174,179,898	173,557,082	173,301,042	173,301,042
Basic income per share	2.0309	2.0678	1.8236	0.2562	7.2072	5.3242	0.7479
Basic income per ADS	4.0618	4.1356	3.6472	0.5124	14.4144	10.6484	1.4958

Weighted average number of ordinary shares outstanding, diluted	176,035,324	174,102,643	175,153,288	175,153,288	175,457,062	174,402,280	174,402,280
Diluted income per share	2.0192	2.0536	1.8135	0.2547	7.1291	5.2905	0.7432
Diluted income per ADS	4.0384	4.1072	3.6270	0.5094	14.2582	10.5810	1.4864

Unaudited Condensed Consolidated Cash Flow Data
Net cash generated from/(used in) operating activities	50,393	411,224	(5,484)	(770)	1,051,044	884,390	124,229
Net cash used in investing activities	(1,859,587)	(752,200)	(707,599)	(99,396)	(3,080,167)	(1,605,389)	(225,508)
Net cash (used in)/provided by financing activities	(22,227)	447,588	529,732	74,411	(162,885)	896,744	125,965
Effect of foreign exchange rate changes	(6,252)	(9,412)	(10,449)	(1,468)	(5,808)	(17,494)	(2,457)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(1,837,673)	97,200	(193,800)	(27,223)	(2,197,816)	158,251	22,229
Cash, cash equivalents and restricted cash, beginning of period	5,698,461	4,356,408	4,453,608	625,595	6,058,604	4,101,557	576,142
Cash, cash equivalents and restricted cash, end of period	3,860,788	4,453,608	4,259,808	598,372	3,860,788	4,259,808	598,371

* Due to the expansion in the types of the Company's investments, investment income has been separately presented, split out from the original interest income, to reflect the realized gains from the Company's financial investments, and historical periods have been restated to enhance investors' comprehension of the Company's financial statements.

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	As of
	December 31, 2024	June 30, 2025	September 30, 2025	September 30, 2025
	RMB	RMB	RMB	USD
Cash and cash equivalents	3,841,284	4,098,851	3,864,891	542,898
Restricted cash	260,273	354,757	394,917	55,474
Accounts receivable	566,541	553,660	796,551	111,891
Guarantee receivable	474,132	656,019	715,996	100,575
Contract assets, net	1,008,920	1,319,246	1,227,236	172,389
Contract cost	294	4,880	6,936	974
Prepaid expenses and other assets	2,361,585	2,486,393	2,672,111	375,349
Loans at fair value	421,922	480,915	473,570	66,522
Financing receivables	17,515	484,733	1,061,080	149,049
Amounts due from related parties	3,387,952	3,131,581	3,101,835	435,712
Financial investments	437,203	418,856	498,766	70,061
Equity investments	9,239	4,633	4,633	651
Property, equipment and software, net	78,678	85,155	84,867	11,921
Crypto assets	-	203,541	333,530	46,851
Deferred tax assets	77,463	128,989	173,182	24,327
Right-of-use assets	39,695	37,190	40,257	5,655
Total assets	12,982,696	14,449,399	15,450,358	2,170,299
Accounts payable	43,167	61,580	50,401	7,080
Amounts due to related parties	129,629	81,688	51,826	7,280
Guarantee liabilities-stand ready	606,886	889,343	929,970	130,632
Guarantee liabilities-contingent	578,797	848,704	874,717	122,871
Deferred revenue	9,479	515	335	47
Payable to investors at fair value	368,022	872,250	1,392,631	195,622
Accrued expenses and other liabilities	1,622,050	1,582,978	1,647,346	231,401
Borrowings	-	-	9,255	1,300
Deferred tax liabilities	41,471	91,666	108,404	15,228
Lease liabilities	40,765	38,281	42,596	5,983
Total liabilities	3,440,266	4,467,005	5,107,481	717,444
Ordinary shares	132	132	133	19
Additional paid-in capital	5,198,457	5,210,508	5,229,667	734,607
Treasury stock	(170,463)	(170,686)	(170,686)	(23,976)
Accumulated other comprehensive income	79,268	42,195	70,603	9,917
Retained earnings	4,435,036	4,900,245	5,213,160	732,288
Total equity	9,542,430	9,982,394	10,342,877	1,452,855
Total liabilities and equity	12,982,696	14,449,399	15,450,358	2,170,299

Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures

(in thousands, except for number of  borrowers, number of insurance clients, cumulative number of insurance clients and percentages)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2024	June 30, 2025	September 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	RMB	USD	RMB	RMB	USD
Operating Highlights
Amount of loans facilitated	13,392,676	20,347,799	20,166,545	2,832,778	38,239,060	55,752,267	7,831,474
Number of borrowers	1,498,020	1,637,912	1,335,978	1,335,978	3,365,960	3,145,904	3,145,904
Remaining principal of performing loans	22,768,555	31,220,078	34,235,130	4,808,980	22,768,555	34,235,130	4,808,980
Cumulative number of insurance clients	1,470,738	1,681,888	1,853,435	1,853,435	1,470,738	1,853,435	1,853,435
Number of insurance clients	82,291	118,747	229,353	229,353	226,191	387,130	387,130
Gross written premiums	1,351,311	850,080	1,147,966	161,254	3,324,627	2,799,844	393,292
First year premium	511,377	440,353	443,189	62,255	1,602,905	1,296,039	182,054
Renewal premium	839,934	409,727	704,777	98,999	1,721,722	1,503,805	211,238

Segment Information
Financial services business:
Revenue	836,193	1,489,587	1,423,231	199,920	2,425,341	4,207,298	590,996
Sales and marketing expenses	307,459	332,405	322,184	45,257	812,484	915,492	128,598
Origination, servicing and other operating costs	119,706	105,617	87,322	12,266	318,727	333,562	46,855
Allowance for contract assets, receivables and others	93,248	216,260	226,267	31,784	319,140	594,639	83,528
Provision for contingent liabilities	272,406	385,674	459,783	64,585	618,589	1,256,220	176,460

Insurance brokerage business:
Revenue	85,530	58,137	84,228	11,831	301,982	213,825	30,036
Sales and marketing expenses	3,545	2,731	2,077	292	11,373	7,603	1,068
Origination, servicing and other operating costs	78,466	52,683	61,142	8,589	337,707	195,265	27,429
Allowance for contract assets, receivables and others	(414)	564	677	95	(904)	663	93

Others:
Revenue	557,365	104,376	47,505	6,673	1,626,385	340,466	47,825
Sales and marketing expenses	24,643	10,030	7,497	1,053	74,114	30,781	4,324
Origination, servicing and other operating costs	7,741	2,559	1,447	203	29,291	6,681	939
Allowance for contract assets, receivables and others	1,666	45	34	5	1,664	(1,915)	(269)

Reconciliation of Adjusted EBITDA
Net income	355,442	357,540	317,637	44,618	1,250,853	922,683	129,608
Interest income and investment income, net	(21,877)	(24,598)	(23,495)	(3,300)	(74,258)	(72,299)	(10,156)
Income tax expense	44,665	63,877	56,053	7,874	268,480	146,276	20,547
Depreciation and amortization	2,401	2,643	3,252	457	6,319	8,192	1,151
Share-based compensation	13,235	6,932	14,439	2,028	16,578	23,558	3,310
Fair value adjustments related to crypto assets and financial investment	(12,954)	(54,979)	(131,101)	(18,416)	(11,286)	(115,256)	(16,190)
Adjusted EBITDA	380,912	351,415	236,785	33,261	1,456,686	913,154	128,270
Adjusted EBITDA margin	25.8%	21.3%	15.2%	15.2%	33.5%	19.2%	19.2%

Delinquency Rates
	1-30 days	31-60 days	61-90 days
December 31, 2020	1.3%	0.7%	0.6%
December 31, 2021	2.0%	1.5%	1.2%
December 31, 2022	1.7%	1.2%	1.1%
December 31, 2023	2.0%	1.4%	1.2%
December 31, 2024	1.6%	1.2%	1.1%
March 31, 2025	1.6%	1.2%	1.2%
June 30, 2025	1.7%	1.1%	1.0%
September 30, 2025	2.7%	1.7%	1.4%

30+ Days Delinquency Rates By Vintage*

Loan Issued Period	Month on Book
	2	4	6	8	10	12	14	16	18	20	22	24
2020Q1	0.8%	2.0%	3.4%	4.5%	5.4%	5.9%	6.5%	6.8%	7.1%	7.5%	8.1%	8.5%
2020Q2	0.6%	2.0%	3.3%	4.5%	5.3%	6.0%	6.4%	6.9%	7.4%	8.0%	8.6%	8.8%
2020Q3	1.3%	2.8%	4.3%	5.4%	6.3%	6.9%	7.5%	8.2%	8.9%	9.3%	9.5%	9.5%
2020Q4	0.3%	1.4%	2.4%	3.4%	4.3%	5.4%	6.4%	7.3%	7.7%	8.0%	8.2%	8.3%
2021Q1	0.5%	1.8%	3.0%	4.2%	5.3%	6.3%	7.1%	7.3%	7.5%	7.7%	7.8%	7.9%
2021Q2	0.5%	2.1%	3.8%	5.5%	6.8%	7.5%	7.7%	7.9%	8.1%	8.3%	8.2%	8.2%
2021Q3	0.6%	2.5%	4.2%	5.4%	6.1%	6.5%	6.7%	6.9%	6.9%	6.9%	6.9%	6.8%
2021Q4	0.8%	2.7%	4.1%	4.9%	5.4%	5.8%	5.8%	5.8%	5.7%	5.6%	5.6%	5.5%
2022Q1	0.7%	2.1%	3.2%	4.0%	4.6%	4.8%	4.7%	4.6%	4.6%	4.5%	4.5%	4.4%
2022Q2	0.5%	1.8%	2.9%	3.8%	4.3%	4.5%	4.4%	4.3%	4.3%	4.2%	4.2%	4.1%
2022Q3	0.6%	2.2%	3.5%	4.3%	4.8%	5.0%	5.0%	4.9%	4.9%	4.8%	4.7%	4.7%
2022Q4	0.7%	2.5%	3.9%	4.9%	5.6%	5.9%	5.8%	5.8%	5.7%	5.6%	5.5%	5.4%
2023Q1	0.6%	2.4%	4.0%	5.2%	5.9%	6.2%	6.1%	6.0%	5.9%	5.8%	5.7%	5.6%
2023Q2	0.7%	3.0%	4.9%	6.3%	7.0%	7.3%	7.2%	7.0%	6.9%	6.8%	6.7%	6.6%
2023Q3	0.9%	3.7%	5.8%	7.1%	7.9%	8.1%	8.0%	7.9%	7.7%	7.6%	7.5%	7.5%
2023Q4	0.8%	3.6%	5.8%	7.0%	7.6%	7.8%	7.7%	7.5%	7.4%	7.3%	7.3%
2024Q1	0.7%	3.2%	5.0%	6.1%	6.7%	7.0%	6.9%	6.8%	6.7%	6.9%
2024Q2	0.6%	2.5%	4.2%	5.3%	6.0%	6.2%	6.2%	6.2%
2024Q3	0.6%	2.3%	3.8%	4.9%	5.6%	5.9%	5.7%
2024Q4	0.7%	2.4%	3.9%	5.1%	5.9%
2025Q1	0.6%	2.4%	4.3%	5.2%
2025Q2	0.8%	3.3%
2025Q3	1.0%

*The 30+ days delinquency rate by vintage refers to the outstanding principal balance of loans facilitated over a specified period that are more than 30 days past due, as a percentage of the total loans facilitated during that same period. Loans originating outside mainland China are excluded from the calculation.